Form 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name & Address of Company

Eurasian Minerals Inc. (the "Company")
Suite 300 - 570 Granville Street
Vancouver, British Columbia
V6C 3P1

Item 2. Date of Material Change

March 1, 2011

Item 3. News Release

A press release dated March 2, 2011 was issued to the British Columbia and Alberta Securities Commission, the TSX Venture Exchange and through the facilities of Marketwire via Canadian Timely Disclosure.

Item 4. Summary of Material Change

The Company announces that it completed the first $5 million tranche of CAD $18.75 million private placement.

Item 5. Full Description of Material Change

Item 5.1 Full Description of Material Change

Please refer to the press release of the Company disseminated on March 2, 2011, attached hereto.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

None.

Item 8. Executive Officer

The following executive officer of the Company is knowledgeable about the material change and this report:

Valerie Barlow, Corporate Secretary
Phone: 604-688-6390
Email: valerie@eurasianminerals.com

Item 9. Date of Report

March 3, 2011

Eurasian Minerals Inc.

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES NOR FOR DISSEMINATION IN THE UNITED STATES OF AMERICA

NEWS RELEASE

Eurasian Minerals Completes First $5 Million Tranche of CAD $17.875 Million Private Placement

Vancouver, British Columbia, March 2, 2011 (TSX Venture: EMX) – Eurasian Minerals Inc. (the "Company" or "EMX") is pleased to announce the completion of the first tranche of its CAD $17.875 million private placement by the sale of 1,540,000 units to Antofagasta Plc (LSE:ANTO), for proceeds of CAD $5,005,000. Each unit, priced at CAD $3.25, consisted of one common share and one-half of one common share purchase warrant. Each full warrant entitles Antofagasta to purchase one additional common share of EMX until March 1, 2013 at a purchase price of CAD $4.00. The shares, including the shares issuable on exercise of warrants, are subject to restrictions on transfer until July 2, 2011.

EMX expects the remaining tranches for proceeds of CAD $12,870,000 will close shortly.

As announced on February 18, 2011, EMX entered into a Strategic Alliance and Earn-In Agreement with Antofagasta focused primarily on copper exploration in the country of Sweden. The Agreement includes a regional strategic exploration alliance that covers all of Sweden (subject to certain exclusions), an agreement to designate the Kiruna South copper property as a Designated Project with the right of Antofagasta to earn up to a 70% interest therein, and the above noted CAD $5,005,000 private placement in EMX.

The Strategic Alliance will seek to capitalize on EMX's ongoing exploration efforts in Sweden, and advance several properties already in the portfolio. To date, EMX has acquired 10 exploration licenses and has an additional five applications on file with the Swedish Mines Inspectorate, comprising 600 square kilometers of mineral rights. These properties contain a variety of porphyry copper and Iron-Oxide-Copper-Gold (IOCG) exploration targets, in addition to known areas of copper, gold, and platinum group element (PGE)-enriched styles of mineralization.

For further information contact:

David M. Cole
President and Chief Executive Officer
Phone: (303) 979-6666
Email: dave@eurasianminerals.com
Website: www.eurasianminerals.com

Valerie Barlow
Corporate Secretary
Phone: (604) 688-6390
Email: valerie@eurasianminerals.com

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